

LEGION PARTNERS

August 14, 2023

Board of Directors
cc: Matthew Moynahan, CEO
OneSpan Inc.
121 West Wacker Drive, Suite 2050
Chicago, Illinois 60601

Dear Members of the Board:

Legion Partners Asset Management, LLC, together with its affiliates (collectively, "we" or "Legion Partners"), are long-term stockholders of OneSpan Inc. ("OneSpan", "OSPN", or the "Company"), beneficially owning 3,476,631 shares, or approximately 8.7% of the Company's outstanding stock. We are writing to you as a follow up to our conversation on August 11, 2023 with CEO Matt Moynahan and CFO Jorge Martell, to express our concerns with management's recent communication regarding the Company's pivot away from a growth strategy and towards a focus on cash flow optimization and capital returns.

While we recognize and are optimistic that this strategic shift could drive greater value for stockholders, we are deeply concerned that the way in which it was communicated to investors has detracted focus from where it should be, which is squarely on the merits of the cash flow/profitability model going forward and the Company's inherent advantages in its strong balance sheet and cash position to achieve appropriate valuation. We believe current plans, as articulated by management on the Company's quarterly conference call last week, lack the urgency and magnitude of change required to expeditiously achieve fair value in the public markets, or to extract the highest possible price from a near-term sale of the Company. In our view, the Company has a short window in which to demonstrate its full commitment to this strategic shift, and we feel strongly that a half-hearted approach will likely dramatically reduce the chances of success and do little to restore credibility with your investors.

As such, we outline below key recommendations that you should pursue <u>immediately</u>:

1. **Commit to 30%+ Adjusted EBITDA Margins in 2024.** We believe the recently announced target range of 20-23% for 2024 Adjusted EBITDA margins falls well below the Company's potential. Put another way, this target range still implies roughly $100 million in annual operating expenses would be required generate only a few million dollars of revenue growth. This is unacceptable as we believe it is important to drive towards the 'Rule of 40' by 2025 at the latest, and doing so through rapid margin expansion must be a top priority. Since the Company has already identified **$50-55 million in aggregate cost savings**, we had expected more concrete actions announced on last week's earnings call and were disappointed to read in its August 9, 2023 Form 8-K filing that the majority of restructuring actions are expected to take place by mid-2024. We believe this can be rectified and executed in a matter of weeks, not months, to drive $70 to $80 million of Adjusted EBITDA in 2024.

2. **Increase capital returns to $50+ million.** The recent announcement of delivering "up to" $20 million in share repurchases and/or dividends appears paltry and non-committal. We strongly recommend that management and the Board of the Directors pursue a far more aggressive capital returns program given the current valuation disconnect and excessive cash on the Company's balance sheet ($83 million with no debt). Further, we believe that operating cash flow produced from the go-forward plan should also be directed toward future returns of capital which could equate to a yield to investors of 16% to 20% on the current market cap. We suspect this level of capital return along with a growing topline will be highly attractive to your shareholders.



3. **Pursue a sale of the Company.** While our recommendations above can and should be executed quickly, we believe it could take far longer to rebuild credibility and achieve fair value in the public markets. As such, we believe the Board of Directors should pursue an immediate sale of the Company following these near-term actions to begin optimizing the cost structure and returning capital to stockholders. We strongly believe there are numerous strategic and financial parties interested in acquiring OneSpan given its highly attractive and stable customer base, and that a sale of the Company likely represents the best risk-adjusted alternative available today. Further the commitment to a more profitable operating plan as we have outlined above will likely generate even more interest in OneSpan.

As we outline below, we believe OneSpan has the potential to generate $70 to 80 million of 2024E Adjusted EBITDA (based on 30-34% margins) with high free cash flow conversion given minimal capital expenditures needed and no interest expense. Utilizing a range of 10-12x EV / EBITDA multiples applied to this profit range yields an implied valuation per share of roughly $19-26, **representing ~80-140% upside from current levels.**



Illustrative OSPN 2024E Valuation

Source: Capital IQ (8/11/2023), Company Filings and Transcripts, Legion Partners' Estimates
Note: Assumes 3% revenue growth in 2024E off midpoint of management's 2023E guidance ($229 million) and $50 million in share repurchases executed at $12/share, resulting in $33 million in pro forma net cash and 39 million fully diluted shares

With swift action, we believe the Board can help oversee the delivery of significant value to OneSpan's owners. We hope our views are given serious consideration and management and the Board begin to take more immediate action to accelerate and enhance its plans. We are available to discuss the contents of this letter further at your convenience.

Sincerely,

Chris Kiper
Managing Director

Ted White
Managing Director

cc: Elizabeth Gonzalez-Sussman, Olshan Frome Wolosky LLP